EXHIBIT 99.1

                       [Tenaris Press Release Letterhead]

Tenaris Announces its New Board of Directors

         Luxembourg, December 16, 2002 - Tenaris S.A. ("Tenaris" or the "Company"), following expiration of its offer to exchange its ordinary shares and ADSs for shares and ADSs of Siderca S.A.I.C. ("Siderca"), shares and ADSs of Tubos de Acero de Mexico S.A. ("Tamsa") and shares of Dalmine S.p.A. ("Dalmine"), announced today that, consistent with the terms of the prospectuses and other exchange offer documents, a Company's shareholders' meeting accepted the resignation of the current directors of the Company and appointed the following persons as new members of the board of directors of Tenaris:

         -        Roberto Bonatti, born in 1949, President of San Faustin N.V.
                  and Tecpetrol S.A. and a director of Siderca.

         - Carlos Franck, born in 1950, President of Santa Maria S.A. and a director of Siderca.

         - Pedro Pablo Kuczynski, born in 1938, President and Chief Executive Officer, Latin America Enterprise Fund, USA.

         - Bruno Marchettini, born in 1941, Executive Vice President of Siderar S.A. and a director of Siderca.

         - Gianfelice Mario Rocca, born in 1948, Chairman of San Faustin N.V. and a director of Dalmine, Siderca and Tamsa.

         - Paolo Rocca, born in 1952, Vice President of San Faustin N.V., Executive Vice President of Dalmine and Siderca and Chairman of Tamsa.

         - Roberto Rocca, born in 1922, Honorary Chairman of San Faustin N.V., President of Dalmine and President of Siderca.

         - Jaime Serra Puche, born in 1951, a director of Tamsa and a partner in S.A.I. Consultores S.C., Mexico.

         - Amadeo Vazquez y Vazquez, born in 1942, president of Telecom Argentina, director of Siderca, director of BBVA Banco Frances S.A., member of the board of the Buenos Aires stock exchange (Bolsa de Comercio de Buenos Aires) and Vicepresident of the Fundacion Mediterranea.

         -        Guillermo F. Vogel, born in 1950, Vice Chairman of Tamsa.



The new board of directors of Tenaris will take office during January 2003.

Tenaris, a corporation organized in Luxembourg, is a leading manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries. Tenaris's operating subsidiaries include eight established steel pipe manufacturers: AlgomaTubes, Confab, Dalmine, NKKTubes, Siat, Siderca, Tamsa and Tavsa.

More information about Tenaris is available at www.tenaris.com. Information on or accessible through this website is not part of this press release.

EXHIBIT 99.1

                       [Tenaris Press Release Letterhead]



         THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OR ADSS. THE EXCHANGE OFFER WAS MADE IN THE ARGENTINA, ITALY, MEXICO AND THE UNITED STATES SOLELY BY THE PROSPECTUSES DATED NOVEMBER 7, 13, 11, 8, 2002, RESPECTIVELY, AND THE RELATED FORMS OF ACCEPTANCE AND ADS LETTERS OF TRANSMITTAL AND WAS NOT MADE TO, NOR WERE TENDERS ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF SHARES OR ADSS IN ANY JURISDICTION IN WHICH THE MAKING OF THE EXCHANGE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.